INFINITY CROSS BORDER ACQUISITION CORPORATION

INFINITY I-CHINA FUND (CAYMAN), L.P.

INFINITY I-CHINA FUND (ISRAEL), L.P.

INFINITY I-CHINA FUND (ISRAEL 2), L.P. AND

INFINITY I-CHINA FUND (ISRAEL 3), L.P.

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023

March 24, 2014

VIA EDGAR

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:	Infinity Cross Border Acquisition Corporation Schedule TO-I/A filed March 11, 2014 Schedule TO-I/A filed March 11, 2014 File Nos. 5-86919

Dear Ms. Campbell Duru:

Infinity Cross Border Acquisition Corporation, Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P.  (collectively, “Infinity”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 20, 2014, regarding the filings referenced above. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Please note that references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined herein are to the Offer to Purchase (Shares) dated January 10, 2014 filed as Exhibit (a)(1)(A) to our Schedule TO-I filed on January 10, 2014 or the Offer to Purchase (Warrants) dated January 14, 2014 filed as Exhibit (a)(1)(A) to our Schedule TO-I filed on January 14, 2014.

Schedules TO-I

General

1.	We remind you of your ongoing obligations to update information provided in connection with the tender offers. In this regard, we note several press releases regarding the completion of Glori Energy Inc.’s acquisition of assets from Petro-Hunt LLC. This information is material to the post-merger company going forward and to investors’ decisions regarding the tender offers and should have been filed under cover of Schedule TO. As of this date, no amendment reflecting this material change has been filed. Please refer to Rule 13e-4(d)(2).

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

March 24, 2014

We hereby advise the Staff that we have filed the March 17, 2014 press release regarding the completion of Glori Energy Inc.’s (“Glori”) acquisition of assets from Petro-Hunt LLC under cover of Schedule TO. In addition, as noted in comment #2, we subsequently issued an updated press release on March 24, 2014 relating to the acquisition, which will also be filed under cover of Schedule TO.

2.	Please refer to our comment above. We note that several items related to reserve information were included in the press release available on the company’s website at http://www.infinity-equity.com/en/shownews.php?classID=8&id=179. We refer to outstanding comments regarding reserve data that were included in the staff letter dated March 12, 2014. Until the information requested in our comments has been provided, it is not apparent why the filing parties would include such information in its press releases. Please advise and/or revise as may be appropriate. In this regard, we remind you that the filing parties are responsible for all material statements made in connection with the tender offers and the transaction being registered on Form S-4.

As noted by the Staff, on March 17, 2014, we issued a press release regarding the completion of the Coke Field Acquisition. Included within this press release were several highlights of the acquired assets, including the current net production of Boe per day and estimated net proved reserves. The estimated net proved reserves were based on an internal reserve report prepared by Glori and were based on the best information available at the time, and, in fact, these estimates were a significant factor in Glori’s decision to acquire the Coke Field Assets. Modification of this information based on the Staff comments was erroneously omitted from this press release.

Additionally, on March 20, 2014, we filed Amendment No. 2 to Form S-4 (the “Second Amendment”). As part of the Second Amendment, Glori revised its estimated net proved reserves for the Coke Field Assets based on the third party reserve report of William Cobb & Associates, Inc. (the “Cobb Report”). We believe that these revisions have fully addressed the Staff’s comments. We note that with respect to the revised reserve estimates, there has been insufficient time for the reserve engineer to include any PUDs in the Cobb Report, and Glori has not yet adopted a development plan for these PUDs as required by the SEC for filings. As a result, the PUDs associated with the Coke Field Assets have not been included in the Cobb Report while these amounts were included in the internally generated reserve report. Consequently, there is a significant difference in the estimated net proved reserves being reported in the Cobb Report and relied upon in the Second Amendment. (See Second Amendment, pg. 100). Based on Glori’s recent adoption of the reserve estimates set forth in the Cobb Report, on March 24, 2014, we issued a revised press release setting forth our revised reserve estimates.

* * * *

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

March 24, 2014

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. or Joshua Englard, Esq. at (212) 370-1300.

Very truly yours,

INFINITY CROSS BORDER ACQUISITION CORPORATION

By: /s/ Mark Chess Name: Mark Chess Title: Executive Vice President

cc:	Ellenoff Grossman & Schole LLP